SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13G/A
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)




                          THE NASDAQ STOCK MARKET, INC.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                     631103
                                 (CUSIP Number)

                                December 31, 2004
                                February 9, 2005
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]      Rule 13d-1(b)
[ ]      Rule 13d-1(c)
|X|      Rule 13d-1(d)



                               Page 1 of 5 Pages

                                  SCHEDULE 13G

-------------------------                               ------------------------
CUSIP No. 631103                                               Page 2 of 4 Pages
-------------------------                               ------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     The National Association of Securities Dealers, Inc.
     IRS # 53-0088710
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
     Not applicable
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION


     Delaware
--------------------------------------------------------------------------------
                          5       SOLE VOTING POWER

                                  26,638,996
                        --------------------------------------------------------
       NUMBER OF          6       SHARED VOTING POWER
        SHARES
     BENEFICIALLY                 0
       OWNED BY         --------------------------------------------------------
         EACH             7       SOLE DISPOSITIVE POWER
       REPORTING
        PERSON                    4,983,428
         WITH           --------------------------------------------------------
                          8       SHARED DISPOSITIVE POWER

                                  0
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     26,638,996
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                      [ ]

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     33.7%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

     OO
--------------------------------------------------------------------------------


                               Page 2 of 5 Pages

                                  SCHEDULE 13G

Item 1 (a)        Name of Issuer:

                  The Nasdaq Stock Market, Inc.

Item 1 (b)        Address of Issuer's Principal Executive Offices:

                  One Liberty Plaza
                  New York, New York 10006

Item 2 (a)        Name of Person Filing:

                  The National Association of Securities Dealers, Inc.

Item 2 (b)        Address of Principal Business Office:

                  1735 K Street, N.W.
                  Washington, DC 20006

Item 2 (c)        Citizenship:

                  Delaware

Item 2 (d)        Title of Class of Securities:

                  Common Stock, par value $0.01 per share

Item 2 (e)        CUSIP Number:

                  631103

Item 3            Not Applicable

Item 4            Ownership:

                  (a)   Amount Beneficially Owned: 26,638,996

                  (b)   Percent of Class: 33.7%

                  (c)   Number of Shares as to which the person has:

                        (i)   Sole power to vote or to direct the vote:
                              26,638,996

                        (ii)  Shared power to vote or to direct the vote:
                              Not applicable

                        (iii) Sole power to dispose or to direct the disposition
                              of: 4,983,428

                        (iv) Shared power to dispose or to direct the disposition of: Not applicable

                  As of December 31, 2004, the National Association of Securities Dealers, Inc. ("NASD") had issued and outstanding 10,806,494 warrants ("Warrants") to purchase up to an aggregate of 43,225,976 shares of The Nasdaq Stock Market, Inc.'s ("Nasdaq") common stock, par value $0.01

                               Page 3 of 5 Pages
                  per share (the "Common Stock"), held by or on behalf of NASD. Each Warrant is exercisable for one share of Common Stock in each of four consecutive exercise periods of approximately one-year each (the first exercise period expired at the close of business on June 27, 2003, and the second period expired at the close of business on June 30, 2004).

                  Until Nasdaq is registered as an exchange ("Exchange Registration"), the shares of Common Stock underlying the Warrants are subject to a voting trust agreement (the "Voting Trust") whereby a voting trustee will vote all shares of Common Stock underlying unexpired and unexercised Warrants, as well as those shares sold upon the exercise of Warrants, as directed by NASD. The ability of a holder of Common Stock purchased through the exercise of a Warrant to dispose of the economic interest in such stock is not affected by the Voting Trust.

                  As of December 31, 2004, the 43,225,976 shares of Common Stock beneficially owned by NASD was composed of the following:

                  o 21,570,408 shares of Common Stock that were subject to unexercised expired Warrants. Such shares were owned by NASD and not subject to the Voting Trust. NASD had sole dispositive and voting power over such shares.

                  o 42,580 shares of Common Stock that were sold upon exercise of Warrants. As a consequence of the Voting Trust, NASD retains voting power over such shares until Exchange Registration, but has no economic interest in such shares. Dispositive power over such shares is held by their record holders.

                  o 21,612,988 shares of Common Stock that are subject to unexercised unexpired Warrants. NASD may be deemed to have voting power over these shares until Exchange Registration through the Voting Trust, but does not have dispositive power over any of these shares until the applicable exercise period of the Warrants expires. 10,806,494 of these shares can be purchased by Warrant holders through the close of business on June 28, 2005, the date on which the third exercise period expires. The remaining 10,806,494 shares can be purchased by Warrant holders from June 29, 2005 through the close of business on June 28, 2006, the date on which the fourth exercise period expires.

                  On February 9, 2005, NASD entered into an underwriting agreement with Merrill Lynch, Pierce, Fenner & Smith Incorporated and Credit Suisse First Boston LLC providing for the sale by NASD of 14,000,000 of the 21,570,408 shares of Common Stock that were subject to unexercised expired Warrants in a registered public offering. The underwriters also exercised their overallotment option to purchase from NASD an additional 2,586,980 shares pursuant to the underwriting agreement. The sale of these 16,586,980 shares is scheduled to close February 15, 2005.

Item  5           Ownership of Five Percent or Less of a Class:

                  Not Applicable


                               Page 4 of 5 Pages

Item 6            Ownership of More than Five Percent on Behalf of Another
                  Person:

                  Not Applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

                  Not Applicable

Item 8            Identification and Classification of Members of the Group:

                  Not Applicable

Item 9            Notice of Dissolution of Group:

                  Not Applicable

Item 10           Certification:

                  Not Applicable


SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   February 14, 2005


/s/ Todd T. Diganci
---------------------------
Signature

Name:  Todd T. Diganci
Title:  Executive Vice President and Chief Financial Officer



                               Page 5 of 5 Pages